Exhibit 99.1

Contents
CONDENSED CONSOLIDATED INCOME STATEMENTS	2
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	3
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	4
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	5
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW	6
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	7
1. Description of business and nature of operations	7
2. Significant accounting policies	7
3. Expenses	10
4. Trade and other receivables	11
5. Trade and other payables	11
6. Inventories	12
7. Mining interests	13
8. Long-term debt	15
9. Gold stream obligation	17
10. Derivative instruments	19
11. Share capital	23
12. Discontinued operations	25
13. Income and mining taxes	27
14. Reclamation and closure cost obligations	29
15. Supplemental cash flow information	30
16. Segmented information	31
17. Fair value measurement	35
18. Commitments and contingencies	38
19. Subsequent events	38

1

CONDENSED CONSOLIDATED INCOME STATEMENTS

(unaudited)

Three months ended September 30				Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	Note	2017	2016 (Note 2)	2017	2016 (Note 2)
Revenues		142.5	115.2	410.9	382.1
Operating expenses	3	70.3	53.7	204.0	181.3
Depreciation and depletion		50.7	43.3	149.8	143.0
Revenue less cost of goods sold		21.5	18.2	57.1	57.8

Corporate administration		5.4	4.9	18.8	16.5
Share-based payment expenses	11	3.1	2.0	6.9	7.8
Exploration and business development		1.9	0.6	5.1	1.6
Earnings from operations		11.1	10.7	26.3	31.9

Finance income	3	0.3	0.2	0.9	0.7
Finance costs	3	1.9	(1.0)	(0.5)	(8.4)
Other gains (losses)	3	23.8	(17.5)	64.2	(18.3)
Earnings (loss) before taxes		37.1	(7.6)	90.9	5.9
Income tax (expense) recovery	13	(7.9)	8.4	(13.0)	9.0
Earnings from continuing operations(1)		29.2	0.8	77.9	14.9
(Loss) earnings from discontinued operations, net of tax	12	(2.2)	3.3	9.7	0.6
Net earnings		27.0	4.1	87.6	15.5
Earnings from continuing operations per share
Basic	11	0.05	0.00	0.14	0.03
Diluted	11	0.05	0.00	0.14	0.03
Earnings per share
Basic	11	0.05	0.01	0.16	0.03
Diluted	11	0.05	0.01	0.16	0.03
Weighted average number of shares outstanding (in millions)
Basic	11	576.2	513.0	560.2	511.3
Diluted	11	577.0	515.8	560.9	513.1

1.	For the three and nine months ended September 30, 2017 and comparative periods, Peak Mines has been classified as a discontinued operation and accordingly earnings and cash flows from continuing operations are presented exclusive of Peak Mines. Refer to Note 12 for further details.

See accompanying notes to the condensed consolidated financial statements.

2

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(unaudited)

		Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	Note	2017	2016 (Note 2)	2017	2016 (Note 2)
Net earnings		27.0	4.1	87.6	15.5
Other comprehensive (loss) income
Unrealized foreign exchange gain on cash and cash equivalents designated as hedging instruments	10	-	-	-	4.9
Reclassification of realized foreign exchange gain on cash and cash equivalents designated as hedging instruments	10	-	-	-	3.2
Unrealized (loss) gain on mark-to-market of diesel swap contracts	10	-	(0.1)	(0.4)	0.9
Reclassification of realized loss on settlement of diesel swap contracts	10	-	0.5	0.3	2.1
Loss on revaluation of gold stream obligation	9	(11.4)	(17.6)	(5.9)	(51.8)
Deferred income tax related to derivative contracts and gold stream obligation	9, 10	3.8	5.2	2.0	15.5
Total other comprehensive loss		(7.6)	(12.0)	(4.0)	(25.2)
Total comprehensive income (loss)		19.4	(7.9)	83.6	(9.7)

See accompanying notes to the condensed consolidated financial statements.

3

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

		As at September 30	As at December 31
(in millions of U.S. dollars)	Note	2017	2016 (Note 2)
Assets
Current assets
Cash and cash equivalents		207.1	185.9
Trade and other receivables	4	28.9	37.1
Inventories	6	160.0	150.4
Current income tax receivable		5.6	12.5
Derivative assets	10	0.3	18.0
Prepaid expenses and other		3.9	6.1
Total current assets		405.8	410.0
Non-current inventories	6	92.6	103.3
Mining interests	7	3,421.8	3,191.3
Deferred tax assets	13	252.2	224.9
Other		3.1	3.5
		4,175.5	3,933.0
Assets held for sale	12	145.7	-
Total assets		4,321.2	3,933.0
Liabilities and equity
Current liabilities
Trade and other payables	5	175.3	169.2
Current income tax payable		2.6	6.2
Total current liabilities		177.9	175.4
Reclamation and closure cost obligations	14	115.3	81.0
Gold stream obligation	9	236.0	246.5
Provisions		6.4	12.0
Long-term debt	8	977.0	889.5
Deferred tax liabilities	13	404.0	455.2
Other		2.0	0.2
		1,918.6	1,859.8
Liabilities held for sale	12	69.1	-
Total liabilities		1,987.7	1,859.8
Equity
Common shares	11	3,032.6	2,859.0
Contributed surplus		103.6	100.5
Other reserves		(37.0)	(33.0)
Deficit		(765.7)	(853.3)
Total equity		2,333.5	2,073.2
Total liabilities and equity		4,321.2	3,933.0

See accompanying notes to the condensed consolidated financial statements.

4

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Nine months ended September 30
(in millions of U.S. dollars)	Note	2017	2016 (Note 2)
Common shares
Balance, beginning of period		2,859.0	2,841.0
Common share issuance		172.8	15.0
Shares issued for exercise of options		0.8	0.4
Balance, end of period		3,032.6	2,856.4
Contributed surplus
Balance, beginning of period		100.5	102.3
Exercise of options	11	(0.1)	(5.4)
Equity settled share-based payments		3.2	4.5
Balance, end of period		103.6	101.4
Other reserves
Balance, beginning of period		(33.0)	2.6
Change in fair value of hedging instruments (net of tax)	10	(0.1)	9.9
Gain (loss) on revaluation of gold stream obligation (net of tax)		(3.9)	(35.1)
Balance, end of period		(37.0)	(22.6)
deficit
Balance, beginning of period		(853.3)	(846.3)
Net earnings		87.6	15.5
Balance, end of period		(765.7)	(830.8)
Total equity		2,333.5	2,104.4

See accompanying notes to the condensed consolidated financial statements.

5

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited)

Three months ended September 30				Nine months ended September 30
(in millions of U.S. dollars)	Note	2017	2016 (Note 2)	2017	2016 (Note 2)
Operating activities
Earnings from continuing operations		29.2	0.8	77.9	14.9
Adjustments for:
Foreign exchange (gains) losses	3	(30.6)	11.3	(52.6)	(17.1)
Reclamation and closure costs paid	14	(0.3)	(0.4)	(0.8)	(1.3)
Gain on disposal of El Morro stream		-	-	(33.0)	-
Depreciation and depletion		51.0	42.7	150.0	143.0
Other non-cash adjustments	15	12.1	10.4	28.7	39.9
Income tax expense (recovery)	13	7.9	(8.4)	13.0	(9.0)
Finance income	3	(0.3)	(0.2)	(0.9)	(0.7)
Finance costs	3	(1.9)	1.0	0.5	8.4
		67.1	57.2	182.8	178.1
Change in non-cash operating working capital	15	6.3	(7.5)	14.5	(4.8)
Income taxes paid		(7.9)	4.3	(13.4)	2.8
Operating cash flows generated from continuing operations(1)		65.5	54.0	183.9	176.1
Operating cash flows generated from discontinued operations	12	0.5	35.6	39.5	54.4
Cash generated from operations		66.0	89.6	223.4	230.5
Investing activities
Mining interests		(150.6)	(153.5)	(468.5)	(394.2)
Gold price option contract investment costs		-	(1.0)	(0.9)	(3.1)
Proceeds from the sale of assets		-	-	65.3	0.6
Interest received		0.3	0.1	0.7	0.6
Investing cash flows used by continuing operations(1)		(150.3)	(154.4)	(403.4)	(396.1)
Investing cash flows used by discontinued operations	12	(7.7)	(3.1)	(21.6)	(7.7)
Cash used by investing activities		(158.0)	(157.5)	(425.0)	(403.8)
Financing activities
Proceeds received from exercise of options	11	-	1.3	0.6	8.5
Net proceeds received from issuance of common shares		-	-	164.7	-
Financing initiation costs		-	-	-	(0.3)
Issuance of senior unsecured notes, net of transaction costs	8	-	-	295.1	-
Repayment of senior unsecured notes	8	-	-	(305.3)	-
Drawdown of Credit Facility	8	100.0	-	100.0	-
Interest paid		(2.5)	(0.8)	(35.3)	(28.3)
Cash generated by (used by) financing activities		97.5	0.5	219.8	(20.1)
Effect of exchange rate changes on cash and cash equivalents		2.8	(0.9)	3.0	9.1
Change in cash and cash equivalents		8.3	(68.3)	21.2	(184.3)
Cash and cash equivalents, beginning of period		198.8	219.5	185.9	335.5
Cash and cash equivalents, end of period		207.1	151.2	207.1	151.2
Cash and cash equivalents are comprised of:
Cash		134.2	105.0	134.2	105.0
Short-term money market instruments		72.9	46.2	72.9	46.2
		207.1	151.2	207.1	151.2

1.	For the three and nine months ended September 30, 2017 and comparative periods, Peak Mines has been classified as a discontinued operation and accordingly earnings and cash flows from continuing operations are presented exclusive of Peak Mines. Refer to Note 12 for further details

See accompanying notes to the condensed consolidated financial statements.

6

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2017 and 2016

(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1. Description of business and nature of operations

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”) and the Peak Mines in Australia (“Peak Mines”) which has been classified as a discontinued operation during the third quarter of 2017. Significant projects include Rainy River (“Rainy River”), which successfully achieved start-up on September 14, 2017 and achieved commercial production subsequent to the quarter end, and Blackwater (“Blackwater”) projects, both in Canada.

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange American under the symbol NGD.

The Company’s registered office is located at 1100 Melville Street, Suite 610, Vancouver, British Columbia, V6E 4A6, Canada.

2. Significant accounting policies

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2016.

These unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2016, and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements.

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors of the Company on October 25th, 2017.

(b) Future changes in accounting policies

Revenue

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contracts with its customers. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The effective date is for reporting periods beginning on or after January 1, 2018 with early application permitted.

7

The Company is currently evaluating the potential impact of applying IFRS 15, primarily analyzing its concentrate sale agreements. The standard requires entities to apportion revenue earned from contracts to individual promises or performance obligations, on a relative standalone selling price basis. For the Company's concentrate sales, the seller may contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over time as the obligations are fulfilled, along with the associated costs. Based on a preliminary assessment, the impact of this change on the amount of revenue recognized in a year is not expected to be significant. As a result, the Company does not anticipate any changes in the amounts of the revenue recognized or a significant change in the timing of revenue recognition under the new standard.

Leases

On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard replaces IAS 17 Leases. The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted. The Company is assessing the effect of adoption of IFRS 16 on its consolidated financial statements however, as mining at its Cerro San Pedro Mine ceased during 2016, the Company no longer holds significant operating leases on mining equipment and therefore the adoption of IFRS 16 is not expected to have a significant impact on the Company's consolidated financial statements.

8

(c) Revisions to prior period comparatives

In the first quarter of 2017 the Company identified an immaterial error relating to depletion of its New Afton mining interest for the year ended December 31, 2016 resulting in a reduction in 2016 net earnings of $9.7 million.

The quarterly impact on the comparative condensed consolidated income statement is outlined in the table below. The resulting overstatement of the mining interests balance of $15.4 million, overstatement of deferred tax liability of $5.3 million, and understatement of inventories totalling $0.4 million as at December 31, 2016 has been revised in the comparative condensed consolidated statements of financial position and changes in equity, and the associated notes to the condensed consolidated financial statements. There has been no change to the cash flows from operating, investing, and financing activities in the comparative condensed consolidated statements of cash flow.

	Three months ended	Three months ended	Three months ended	Three months ended	Year ended
(in millions of U.S. dollars)	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	December 31, 2016
Impact on net earnings (Loss)
Net earnings (loss) before revision	26.8	(8.8)	5.1	(19.9)	2.7
Revision to depreciation and depletion	(3.4)	(4.1)	(3.4)	(4.1)	(15.0)
Revision to income tax recovery (expense)	2.2	(1.0)	2.4	1.7	5.3
Revision to net earnings (loss)	(1.2)	(5.1)	(1.0)	(2.4)	(9.7)
Revised net earnings (loss)	25.6	(13.9)	4.1	(22.3)	(7.0)
Basic weighted average number of shares outstanding (in millions)	509.6	511.2	513.0	513.3	511.8
Dilution of securities:
Stock options	1.1	-	2.8	-	-
Diluted weighted average number of shares outstanding (in millions)	510.7	511.2	515.8	513.3	511.8
Net earnings (loss) per share before revision:
Basic	0.05	(0.02)	0.01	(0.04)	0.01
Diluted(1)	0.05	(0.02)	0.01	(0.04)	0.01
Impact of revision to net earnings (loss) per share:
Basic	-	(0.01)	-	-	(0.02)
Diluted(1)	-	(0.01)	-	-	(0.02)
Revised net earnings (loss) per share:
Basic	0.05	(0.03)	0.01	(0.04)	(0.01)
Diluted(1)	0.05	(0.03)	0.01	(0.04)	(0.01)

2.	For the periods in which the Company records a loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

9

3. Expenses

(a) Operating expenses by nature

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
Operating expenses by nature
Raw materials and consumables	35.0	31.2	98.2	96.7
Salaries and employee benefits	21.4	20.5	64.0	64.5
Contractors	9.1	7.9	27.1	27.1
Repairs and maintenance	4.7	5.4	13.9	15.3
General and administrative	3.6	3.1	11.0	10.2
Operating leases	0.6	0.3	1.7	7.8
Royalties	1.9	1.6	5.8	5.3
Drilling and analytical	0.3	0.3	0.7	1.1
Other	0.6	1.2	1.7	1.8
Total production expenses	77.2	71.5	224.1	229.8
Less: Production expenses capitalized	(5.6)	(8.4)	(17.5)	(33.9)
Less: Change in inventories and work-in-progress	(1.3)	(9.4)	(2.6)	(14.6)
Total operating expenses	70.3	53.7	204.0	181.3

(b) Finance costs and income

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
Finance costs
Interest on senior unsecured notes	13.3	13.5	41.0	40.3
Interest on Credit Facility	1.6	-	3.5	-
Accretion expense on decommissioning obligations (Note 14)	0.4	0.3	1.0	0.8
Gain on modification of long-term debt (Note 8)	(3.3)	-	(3.3)	-
Other finance costs	1.3	0.7	3.9	2.6
	13.3	14.5	46.1	43.7
Less: amounts included in cost of qualifying assets	(15.2)	(13.5)	(45.6)	(35.3)
Total finance costs	(1.9)	1.0	0.5	8.4
Finance income
Interest income	0.3	0.2	0.9	0.7

10

(c) Other gains (losses)

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
Other GAINS (losses)
Unrealized (loss) gain on share purchase warrants	-	(0.8)	1.2	(1.3)
Gain (loss) on foreign exchange	30.6	(11.3)	52.6	17.1
Gain on disposal of El Morro stream	-	-	33.0	-
Other gain on disposal of assets	-	0.7	0.1	0.2
(Loss) gain on revaluation of investments	-	-	(0.1)	0.7
Unrealized gain (loss) on revaluation of gold stream obligation	0.2	(8.9)	(4.8)	(34.4)
Settlement and (loss) gain on revaluation of gold price option contracts	(1.3)	2.4	(14.2)	(0.9)
Loss on revaluation of copper forward contracts	(5.9)	-	(4.7)	-
Other	0.2	0.4	1.1	0.3
Total other gains (losses)	23.8	(17.5)	64.2	(18.3)

4. Trade and other receivables

	As at September 30	As at December 31
(in millions of U.S. dollars)	2017	2016
Trade and other receivables
Trade receivables	9.0	27.4
Sales tax receivable	22.3	11.8
Unsettled provisionally priced concentrate derivatives and copper swap contracts (Note 10)	(3.3)	(4.5)
Other	0.9	2.4
Total trade and other receivables	28.9	37.1

5. Trade and other payables

	As at September 30	As at December 31
(in millions of U.S. dollars)	2017	2016
Trade and other payables
Trade payables	42.8	32.0
Interest payable	19.2	8.6
Accruals	86.9	125.4
Current portion of reclamation and closure cost obligations (Note 14)	0.6	0.9
Current portion of gold stream obligation (Note 9)	21.2	-
Provision for office consolidation	0.2	1.0
Derivative liabilities (Note 10)	4.4	1.3
Total trade and other payables	175.3	169.2

11

6. Inventories

	As at September 30	As at December 31
(in millions of U.S. dollars)	2017	2016 (Note 2)
Inventories
Heap leach ore	176.9	185.9
Work-in-process	7.9	8.7
Finished goods(1)(3)	14.4	11.5
Stockpile ore	5.7	6.7
Supplies	47.7	40.9
	252.6	253.7
Less: non-current inventories(2)	(92.6)	(103.3)
Total current inventories	160.0	150.4

1.	The amount of inventories recognized in operating expenses for the three and nine months ended September 30, 2017 was $65.7 million and $190.7 million (2016 - $50.1 million and $168.8 million).
2.	Heap leach inventories of $92.6 million (December 31, 2016 – $103.3 million) are expected to be recovered after one year.
3.	Prior period comparatives have been revised as per note 2(c).

12

7. Mining interests

	Depletable	Non- depletable	Plant & equipment	Construction in progress	Exploration & evaluation	Total
(in millions of U.S. dollars)
Cost
As at December 31, 2015	1,459.5	1,020.9	875.8	325.5	7.5	3,689.2
Additions	57.0	90.2	32.6	509.9	-	689.7
Disposals	-	-	(13.6)	-	-	(13.6)
Impairments	-	-	-	-	(6.4)	(6.4)
Transfers	23.7	6.0	64.3	(94.0)	-	-
As at December 31, 2016	1,540.2	1,117.1	959.1	741.4	1.1	4,358.9
Additions	36.5	59.8	29.2	443.4	-	568.9
Disposal of El Morro stream	-	(32.0)	-	-	-	(32.0)
Disposals	-	-	(6.3)	-	-	(6.3)
Reclassified as held for sale(2)	(217.6)	(9.8)	(166.0)	(0.3)	-	(393.7)
Transfers	1.2	-	(1.2)	-	-	-
As at September 30, 2017	1,360.3	1,135.1	814.8	1,184.5	1.1	4,495.8
Accumulated depreciation
As at December 31, 2015	541.8	-	344.2	-	-	886.0
Depreciation for the year	193.1	-	100.7	-	-	293.8
Disposals	-	-	(12.2)	-	-	(12.2)
As at December 31, 2016(1)	734.9	-	432.7	-	-	1,167.6
Depreciation for the period	115.9	-	70.9	-	-	186.8
Disposals	-	-	(6.1)	-	-	(6.1)
Reclassified as held for sale(2)	(159.0)	-	(115.3)	-	-	(274.3)
As at September 30, 2017	691.8	-	382.2	-	-	1,074.0
CARRYING AMOUNT
As at December 31, 2016(1)	805.3	1,117.1	526.4	741.4	1.1	3,191.3
As at September 30, 2017	668.5	1,135.1	432.6	1,184.5	1.1	3,421.8

1.	Prior-year period comparatives have been revised as per note 2(c).
2.	Refer to Note 12 for further information on the assets held for sale.

The Company capitalized interest of $15.2 million and $45.6 million for the three and nine months ended September 30, 2017 (2016 - $13.5 million and $35.3 million) to qualifying development projects. The Company’s annualized capitalization rate is 6.54% (2016 – 6.76%).

Disposal of El Morro gold stream asset

In February 2017 the Company disposed of its El Morro gold stream asset for proceeds of $65.0 million which resulted in a net gain of $33.0 million.

13

Carrying amount by property as at September 30, 2017:

	As at September 30, 2017
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	515.6	22.6	231.7	14.2	784.1
Mesquite	151.9	-	86.9	2.8	241.6
Cerro San Pedro	1.0	-	-	-	1.0
Rainy River	-	577.5	95.8	1,167.5	1,840.8
Blackwater	-	535.0	14.8	-	549.8
Other(1)	-	1.1	3.4	-	4.5
Carrying amount as at September 30, 2017	668.5	1,136.2	432.6	1,184.5	3,421.8

1.	Other includes corporate balances and exploration properties.

Carrying amount by property as at December 31, 2016:

	As at December 31, 2016
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	574.4	20.0	247.1	5.2	846.7
Mesquite	170.3	-	98.2	3.1	271.6
Peak Mines	58.6	9.8	52.5	0.3	121.2
Cerro San Pedro	2.0	-	-	-	2.0
Rainy River	-	531.0	109.6	732.8	1,373.4
Blackwater	-	524.3	15.2	-	539.5
El Morro gold stream asset	-	32.0	-	-	32.0
Other(1)	-	1.1	3.8	-	4.9
Carrying amount as at December 31, 2016(2)	805.3	1,118.2	526.4	741.4	3,191.3
1.	Other includes corporate balances and exploration properties.
2.	Prior-year period comparatives have been revised as per note 2(c).

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8. Long-term debt

Long-term debt consists of the following:

	As at September 30	As at December 31
(in millions of U.S. dollars)	2017	2016
Long-term debt
Senior unsecured notes - due April 15, 2020 (b)	-	296.1
Senior unsecured notes - due November 15, 2022 (a)	494.1	493.4
Senior unsecured notes - due November 15, 2025 (b)	282.9	-
Credit Facility (c)	200.0	100.0
Total long-term debt	977.0	889.5

(a) Senior Unsecured Notes – due November 15, 2022

On November 15, 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at September 30, 2017 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual installments on May 15 and November 15 of each year.

The Company incurred transaction costs of $9.9 million which have been offset against the carrying amount of the 2022 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2022 Unsecured Notes are redeemable by the Company in whole or in part:

•	At any time prior to November 15, 2017 at a redemption price of 100% of the aggregate principal amount of the 2022 Unsecured Notes, plus a make-whole premium (consisting of future interest that would have been paid had the bonds remained outstanding until 2022), plus accrued and unpaid interest, if any, to the redemption date.

•	During the 12-month period beginning on November 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2022 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2017	103.13%
2018	102.08%
2019	101.04%
2020 and thereafter	100.00%

(b) Senior Unsecured Notes – due November 15, 2025 and Senior Unsecured Notes – due April 15, 2020

On May 18, 2017, the Company issued $300.0 million of senior unsecured notes (“2025 Unsecured Notes”) for net cash proceeds of $295.1 million after transaction costs. The proceeds were used to redeem and purchase for cancellation the $300.0 million principal amount of the previously outstanding senior unsecured notes (“2020 Unsecured Notes”) for which the Company was required to pay a redemption premium of $5.3 million. As a result, total costs paid relating to this refinancing were $10.2 million. Additionally, the Company was required to pay $2.8 million of accrued interest on the 2020 Unsecured Notes on redemption and cancellation.

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This refinancing transaction did not meet the criteria associated with an extinguishment under IFRS 9 as the discounted present value of the cash flows of the 2025 Unsecured Notes was less than 10% different from the present value of the remaining cash flows of the 2020 Unsecured Notes. As a result, the Company recognized a gain on the modification of its financial liability. Transaction costs relating to the 2025 Unsecured Notes have been offset against the carrying amount and are being amortized to net earnings using the effective interest method.

The 2025 Unsecured Notes bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2025 Unsecured Notes are redeemable by the Company in whole or in part:

•	At any time prior to May 15, 2020 at a redemption price of 100% of the aggregate principal amount of the 2025 Unsecured Notes, plus a make-whole premium (consisting of future interest that would have been paid up to the first call date of May 15, 2020), plus accrued and unpaid interest, if any, to the redemption date.

•	During the 12-month period beginning on May 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2025 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2020	104.78%
2021	103.19%
2022	101.59%
2023 and thereafter	100.00%

(c) Credit Facility

In June 2017, the Company amended its $400.0 million revolving credit facility (the “Credit Facility”) to extend the maturity date of the agreement by one year to August 2020.

Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains two covenant tests, the minimum interest coverage ratio, earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest and the maximum leverage ratio (net debt to Adjusted EBITDA), both of which are measured on a rolling four-quarter basis at the end of every quarter.

In June 2017, the Company amended the Credit Facility’s net debt to Adjusted EBITDA ("Leverage Ratio") covenant, to increase the maximum Leverage Ratio to 4.0 to 1.0 from January 1, 2018 to March 31, 2018 (previously 3.5 to 1.0). Following that period, the maximum leverage ratio will be 3.5 : 1.0. The maximum Leverage Ratio from October 1, 2017 to December 31, 2017 will be 4.0 to 1.0.

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Significant financial covenants are as follows:

		Twelve months ended September 30	Twelve months ended December 31
	Financial	2017	2016
Financial covenants
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	4.9 : 1	5.7 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	3.0 : 1	2.6 : 1

The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to adjusted EBITDA ratio and the currency and type of credit selected by the Company. Based on the Company’s net debt to adjusted EBITDA ratio, the rate is 3.25% over LIBOR as at September 30, 2017 (December 31, 2016 – 3.25%). The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73%, depending on the Company’s net debt to adjusted EBITDA ratio. Based on the Company’s net debt to adjusted EBITDA ratio, the rate is 0.73% as at September 30, 2017 (December 31, 2016 – 0.73%).

As at September 30, 2017, the Company has drawn $200 million under the Credit Facility and the Credit Facility has been used to issue letters of credit of $127.3 million as at September 30, 2017 (December 31, 2016 - $122.1 million). Letters of credit relate to reclamation bonds, worker’s compensation security and other financial assurances required with various government agencies.

9. Gold stream obligation

In 2015 the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from the Rainy River project up to a total of 230,000 ounces of gold and then 3.25% of the project’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the project’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter. Royal Gold paid $175.0 million in consideration of this transaction.

In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. Upon expiry of the 40-year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.

The Company has designated the gold stream obligation as a financial liability at fair value through profit or loss (“FVTPL”) under the scope of IFRS 9 (2013). Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the condensed consolidated income statements and condensed consolidated statements of comprehensive loss. The gold stream obligation contained a maximum leverage ratio covenant (net debt to EBITDA) of 3.5 : 1.0, with the exception that the net leverage covenant limit is permitted to be increased to 4.0 : 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5 : 1.0. Furthermore, the leverage ratio contained in the above agreement with Royal Gold has also been adjusted to match the revised maximum leverage ratio under the Credit Facility, up to March 31, 2018.

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The following is a summary of the changes in the Company’s gold stream obligation:

(in millions of U.S. dollars)
Change in Stream Obligation
Balance, December 31, 2015	147.6
Fair value adjustments related to changes in the Company’s own credit risk(1)	67.8
Other fair value adjustments(2)	31.1
Balance, December 31, 2016	246.5
Payments during the period	-
Fair value adjustments related to changes in the Company’s own credit risk(1)	5.9
Other fair value adjustments(2)	4.8
Balance, September 30, 2017	257.2
Less: current portion of gold stream obligation	(21.2)
Non-current portion of gold stream obligation	236.0

1.	Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income.
2.	Other fair value adjustments are included in the condensed consolidated income statements.

Fair value adjustments represent the net effect on the gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date. These variables include accretion, risk-free interest rate, future metal prices, Company-specific credit spread and expected gold and silver ounces to be delivered.

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10. Derivative instruments

	As at September 30	As at December 31
(in millions of U.S. dollars)	2017	2016
DERIVATIVE ASSETS
Gold options contracts	0.3	17.6
Diesel swap contracts	-	0.1
Copper forward contracts	-	0.3
Total derivative assets	0.3	18.0
DERIVATIVE LIABILITIES
Share purchase warrants(1)	-	1.3
Unsettled provisionally priced concentrate derivatives, and swap contracts(2)	3.3	4.5
Copper forward contracts(3)	4.4	-
Total derivative liabilities	7.7	5.8

1.	On June 28, 2017, New Gold’s share purchase warrants expired, unexercised.
2.	Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position.
3.	Copper forward contracts are included within trade and other payables in the statement of financial position.

(a) Hedging instruments

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
Effective portion of change in fair value of hedging instruments
Foreign exchange gain on cash and cash equivalents designated as hedging instruments	-	-	-	4.9
Reclassification of realized foreign exchange gain on cash and cash equivalents designated as hedging instrument	-	-	-	3.2
Unrealized (loss) gain on diesel swap contracts (i)	-	(0.1)	(0.4)	0.9
Realized loss on settlement of diesel swap contracts (i)	-	0.5	0.3	2.1
Deferred income tax related to hedging instruments	-	(0.3)	-	(1.2)
Total hedging gains (losses) in other comprehensive income	-	0.1	(0.1)	9.9

(i) Diesel swap contracts

In 2015, the Company entered into diesel swap contracts to hedge diesel cost at Mesquite. Realized gains and losses are reclassified from other comprehensive income to operating expenses as diesel is consumed at the mine site.

The Company realized a loss of $0.3 million on settlement of 1.0 million gallons for the nine months ended September 30, 2017 (2016 – loss of $2.1 million on 4.2 million gallons). The hedge was fully settled as at June 30, 2017 and no gain or loss was realized on settlement for the three months ended September 30, 2017.

(b) Provisionally priced contracts

The Company had provisionally priced sales for which price finalization is outstanding at September 30, 2017. Realized and unrealized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.

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The following tables summarize the realized and unrealized gains (losses) on provisionally priced sales:

	Three months ended September 30, 2017			Nine months ended September 30, 2017
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
Gain (LOSS) on the provisional pricing of concentrate sales
Realized	0.4	(0.7)	(0.3)	2.9	5.2	8.1
Unrealized	(0.3)	(1.8)	(2.1)	(0.3)	(0.5)	(0.8)
Total gain (loss)	0.1	(2.5)	(2.4)	2.6	4.7	7.3

	Three months ended September 30, 2016			Nine months ended September 30, 2016
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
(Loss) Gain on the provisional pricing of concentrate sales
Realized	0.1	(0.2)	(0.1)	4.3	(0.4)	3.9
Unrealized	(0.2)	1.7	1.5	(0.2)	3.1	2.9
Total (loss) gain	(0.1)	1.5	1.4	4.1	2.7	6.8

The following tables summarize the realized and unrealized gains (losses) on gold and copper swap contracts:

	Three months ended September 30, 2017			Nine months ended September 30, 2017
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
Gain (loss) on swap contracts
Realized	-	7.3	7.3	(2.2)	(0.7)	(2.9)
Unrealized	0.1	(1.5)	(1.4)	0.1	(2.6)	(2.5)
Total gain (loss)	0.1	5.8	5.9	(2.1)	(3.3)	(5.4)

	Three months ended September 30, 2016			Nine months ended September 30, 2016
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
Gain (loss) on swap contracts
Realized	(0.1)	1.6	1.5	(4.4)	0.3	(4.1)
Unrealized	0.4	(2.3)	(1.9)	0.4	(2.8)	(2.4)
Total gain (loss)	0.3	(0.7)	(0.4)	(4.0)	(2.5)	(6.5)

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The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

	As at September 30	As at December 31
	2017	2016
Volumes subject to final pricing net of outstanding swaps
Gold ounces (000s)	2.1	4.0
Copper pounds (millions)	1.9	3.0

(c)  Gold price option contracts

In March 2016, the Company entered into gold price option contracts by purchasing put options at a strike price of $1,200 per ounce and selling call options at a strike price of $1,400 per ounce for 270,000 ounces of gold production between April 2016 and December 2016 (“gold option contracts”). In September 2016, the Company entered into a second tranche of gold price option contracts by purchasing put options at a strike price of $1,300 per ounce and selling call options at a strike price of $1,400 per ounce for 120,000 ounces of gold production between January 2017 and June 2017. In June 2017, the Company entered into a third tranche of gold price option contracts by purchasing put options at a strike price of $1,250 per ounce and selling call options at a strike price of $1,400 per ounce for 120,000 ounces of gold production between July 2017 and December 2017. The Company incurred investment costs of $1.0 million in June 2017 relating to this third tranche of gold price option contracts.

The call options sold and put options purchased are treated as derivative financial instruments and marked to market at each reporting period on the condensed consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of gold ounces for the reporting period are recorded as an adjustment to revenue. The exercise of options on gold ounces in excess of the Company’s gold production for the reporting period are recorded as other gains and losses. The Company presents the fair value of its put and call options on a net basis on the condensed consolidated statements of financial position within ‘derivative assets’.

For the nine months ended September 30, 2017 the Company exercised put options for 140,000 ounces and recognized $7.5 million within revenue and earnings from discontinued operations. For the nine months ended September 30, 2017, the Company recognized a loss of $10.8 million relating to the gold price option contracts, which includes the settlement and loss on revaluation of the gold price option contracts of $14.2 million as per note 3(c) and $4.1 million included earnings from discontinued operations, net of the amount included in revenue.

The details of the remaining contracts are as follows as at September 30, 2017:

	Quantity outstanding	Remaining term	Exercise price ($/oz)	Fair value – asset (liability) (in millions)(1)
Gold option contracts outstanding
Gold call contracts - sold	60,000 oz	October 2017 – December 2017	1,400	$(0.1)
Gold put contracts - purchased	60,000 oz	October 2017 – December 2017	1,250	$0.4
1.	The Company presents the fair value of its put and call options on a net basis on the condensed consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its options contracts and intends to settle on a net basis. The contracts cover 20,000 ounces of gold per month.

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(d)  Copper forward contracts

In November 2016, the Company entered copper swap contracts for 5.3 million pounds of copper per month from January through June 2017 at a fixed price of $2.52 per pound. In February 2017, the Company entered into further copper swap contracts for 7.3 million pounds of copper per month from July 2017 through December 2017 at a fixed price of $2.73 per pound. Copper swaps settle against the London Metals Exchange monthly average price. The copper forward contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses on settlement of the Company’s copper forward contracts up to an amount not exceeding the Company’s production of copper pounds for the reporting period are recorded as an adjustment to revenue. The settlement on copper pounds in excess of the Company’s copper production for the reporting period are recorded as other gains and losses. The Company presents the fair value of its copper forward contracts on the consolidated statements of financial position within ‘trade and other payables’.

The details of the remaining contracts are as follows as at September 30, 2017:

	Quantity outstanding (lbs)	Remaining term	Exercise price ($/lb)	Fair value – asset (liability) (in millions)
COPPER FORWARD contracts outstanding
Copper forward contracts for Q4 2017	21.9 million	October 2017 – December 2017	2.73	$(4.4)

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11. Share capital

At September 30, 2017, the Company had unlimited authorized common shares and 577.5 million common shares outstanding.

(a) No par value common shares issued

	Number of shares
(in millions of U.S. dollars, except where noted)	(000s)	$
No par value common shares issued
Balance at December 31, 2015	509,469	2,841.0
Exercise of options and vested performance share units	3,827	16.3
Issuance of shares under First Nations agreements and land purchases	329	1.3
Acquisition of Bayfield Ventures Corp.	84	0.4
Balance at December 31, 2016	513,709	2,859.0
Issuance of common shares on equity offering(1)	61,740	166.6
Issuance of common shares under First Nations agreements and land purchases	1,783	6.2
Exercise of options and vested performance share units (i)	235	0.8
Balance at September 30, 2017	577,467	3,032.6

1.	On March 10, 2017 the Company closed a bought deal financing and related agreements and issued 61.7 million common shares at a price of US$2.80 per share. Proceeds of $172.9 million are included within equity net of equity issuance costs of $8.2 million and the associated deferred tax recovery of $1.9 million.

(b) Share-based payment expenses

The following table summarizes share-based payment expenses:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
Share-based payment expenses
Stock option expense (i)	0.5	0.9	2.0	2.9
Performance share unit expense	1.8	0.9	3.1	3.4
Restricted share unit expense(1)	1.0	0.6	1.8	2.6
Deferred share unit expense	0.6	-	1.5	0.9
Total share-based payment expense	3.9	2.4	8.4	9.8
1.	For the three and nine months ended September 30, 2017 $0.8 million and $1.5 million (2016 - $0.4 million and $2.0 million) of restricted share unit expense was recognized in operating expenses.

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(i) Stock options

The following table presents changes in Company’s stock option plan (the “Plan”):

	Number of options	Weighted average exercise price
	(000s)	C$/share
Changes to the plan
Balance at December 31, 2015	16,998	5.76
Granted	2,676	4.42
Exercised	(3,626)	3.49
Forfeited	(1,014)	8.16
Expired	(179)	10.74
Balance at December 31, 2016	14,855	5.84
Granted	309	4.02
Exercised	(235)	3.31
Forfeited	(686)	5.44
Expired	(2,355)	8.87
Balance at September 30, 2017	11,888	5.27

(c) Earnings per share

The following table sets out the calculation of diluted earnings per share:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Calculation of diluted EARNINGS per share
Earnings from continuing operations	29.2	0.8	77.9	14.9
Net earnings	27.0	4.1	87.6	15.5
Basic weighted average number of shares outstanding (in millions)	576.2	513.0	560.2	511.3
Dilution of securities:
Stock options	0.8	2.8	0.7	1.8
Diluted weighted average number of shares outstanding (in millions)	577.0	515.8	560.9	513.1
Earnings from continuing operations per share:
Basic	0.05	0.00	0.14	0.03
Diluted	0.05	0.00	0.14	0.03
Net earnings per share:
Basic	0.05	0.01	0.16	0.03
Diluted	0.05	0.01	0.16	0.03

The following table lists the equity securities excluded from the calculation of diluted earnings per share. Such equity securities were excluded as their respective exercise prices exceeded the average market price of the Company’s common shares of C$4.02 and C$4.16 for the three and nine months ended September 30, 2017 (2016 – C$6.49 and C$5.32).

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Three months ended September 30			Nine months ended September 30
(in millions of units)	2017	2016	2017	2016
Equity securities excluded from the calculation of diluted earnings per share
Stock options	8.6	4.1	6.4	6.4
Warrants(1)	-	27.9	-	28.1

1.	On June 28, 2017, New Gold’s share purchase warrants expired, unexercised.

12. Discontinued Operations

In July 2017, the Company began a process for the sale of Peak Mines, its gold-copper mine located in Australia. The Company expects a sale within the next 12 months and upon commencement of the process met the criteria as a discontinued operation under IFRS 5.  The transaction is expected to provide the Company with the opportunity to enhance liquidity and develop and grow its core assets.

For the three and nine months ended September 30, 2017, the net earnings from Peak Mines is reported as earnings from discontinued operations. Total assets and liabilities of Peak Mines (excluding any assets and liabilities which do not form part of the net assets being sold) are reported as assets and liabilities of discontinued operations, respectively, as at September 30, 2017 without restatement of the prior-year period comparative amounts.

The net earnings from Peak Mines for the three and nine months ended September 30, 2017 are as follows:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Revenues	26.0	63.5	112.8	131.4
Operating expenses	22.8	30.8	66.7	69.8
Depreciation and depletion(1)	3.5	28.1	25.5	55.8
Revenue less cost of goods sold	(0.3)	4.6	20.6	5.8

Exploration and business development	1.7	1.0	4.9	4.6
(Loss) earnings from operations	(2.0)	3.6	15.7	1.2

Finance costs	(0.2)	(0.2)	(0.6)	(0.5)
Other (losses) gains	(0.7)	1.7	(1.6)	1.5
(Loss) earnings before taxes	(2.9)	5.1	13.5	2.2
Income tax recovery (expense)	0.7	(1.8)	(3.8)	(1.6)
(Loss) earnings from discontinued operations	(2.2)	3.3	9.7	0.6

1.	Depreciation and depletion relates to the Peak Mines prior to reclassification as a discontinued operation.

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The major classes of assets and liabilities of Peak Mines are as follows:

As at September 30
(in millions of U.S. dollars)	2017
Assets
Trade and other receivables	2.3
Inventories	9.1
Current income tax receivable	0.1
Prepaid expenses and other	0.8
Mining interests	119.4
Deferred tax assets	14.0
Total assets held for sale	145.7
Liabilities
Trade and other payables	16.1
Current income tax payable	8.5
Reclamation and closure cost obligations	14.7
Provisions	9.9
Deferred tax liabilities	19.9
Total liabilities held for sale	69.1
Net assets held for sale	76.6

The following table provides details of the cash flow from operating, investing and financing activities of Peak Mines for the three and nine months ended September 30, 2017 and prior-year comparative periods:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
Operating activities
(Loss) earnings from discontinued operations	(2.2)	3.3	9.7	0.6
Adjustments for:
Foreign exchange losses (gains)	(0.6)	(1.0)	(2.5)	(1.6)
Depreciation and depletion	3.5	28.1	25.5	55.8
Other non-cash adjustments	1.3	(0.7)	4.1	0.1
Income tax (recovery) expense	(0.8)	1.8	3.8	1.6
Finance costs	0.2	0.2	0.6	0.5
	1.4	31.7	41.2	57.0
Change in non-cash operating working capital	(0.9)	8.5	2.6	2.0
Income taxes paid	-	(4.6)	(4.3)	(4.6)
Cash generated from operations	0.5	35.6	39.5	54.4
Investing activities
Mining interests	(7.7)	(3.1)	(21.6)	(8.0)
Proceeds from the sale of assets	-	-	-	0.3
Cash used by investing activities	(7.7)	(3.1)	(21.6)	(7.7)
Change in cash and cash equivalents	(7.2)	32.5	17.9	46.7

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13. Income and mining taxes

The following table outlines the composition of income tax expense between current tax and deferred tax:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
Current income and mining tax expense
Canada	0.9	(0.5)	2.4	2.3
Foreign	7.4	1.8	18.8	5.8
Adjustments in respect of prior year	-	(1.8)	-	(4.6)
	8.3	(0.5)	21.2	3.5
Deferred income and mining tax expense (recovery)
Canada	2.4	(8.1)	2.0	(13.0)
Foreign	(4.0)	(1.5)	(11.5)	(1.2)
Adjustments in respect of prior year	1.1	1.7	1.3	1.7
	(0.4)	(7.9)	(8.2)	(12.5)
Total income tax expense (recovery)	7.9	(8.4)	13.0	(9.0)

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Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
Earnings (loss) before taxes	37.1	(7.6)	90.9	5.9
Canadian federal and provincial income tax rates	25.8%	25.9%	25.8%	25.9%
Income tax (recovery) expense based on above rates	9.6	(2.0)	23.5	1.5
Increase (decrease) due to
Permanent differences	(3.4)	(4.7)	2.3	0.2
Different statutory tax rates on earnings of foreign subsidiaries	(4.3)	0.6	(17.2)	2.3
Foreign exchange on non-monetary assets and liabilities	(7.6)	(3.6)	(13.6)	(9.4)
Other foreign exchange differences	5.6	5.8	3.4	7.9
Prior years’ adjustments relating to tax provision and tax returns	1.3	-	1.3	(2.8)
Canadian mining tax	1.3	0.7	2.1	0.6
Mexican special duty tax	0.3	0.5	-	1.0
Withholding tax	-	-	-	0.2
Change in unrecognized deferred tax assets	5.9	(4.1)	20.5	(9.9)
Disposal of El Morro gold stream asset	-	-	(8.4)	-
Other	(0.8)	(1.6)	(0.9)	(0.6)
Income tax expense (recovery)	7.9	(8.4)	13.0	(9.0)

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14. Reclamation and closure cost obligations

Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Rainy River	Blackwater	Total
Changes to reclamation and closure cost obligations
Balance – December 31, 2015	7.4	13.2	14.2	17.8	7.9	8.3	68.8
Reclamation expenditures	-	-	-	(2.5)	-	-	(2.5)
Unwinding of discount	0.1	0.2	0.3	0.7	0.2	0.2	1.7
Revisions to expected cash flows	(0.1)	0.2	(0.7)	4.2	11.8	0.1	15.5
Foreign exchange movement	0.2	-	(0.1)	(2.1)	0.1	0.3	(1.6)
Balance – December 31, 2016	7.6	13.6	13.7	18.1	20.0	8.9	81.9
Less: current portion of closure costs (Note 5)	-	-	(0.1)	(0.8)	-	-	(0.9)
Non-current portion of closure costs	7.6	13.6	13.6	17.3	20.0	8.9	81.0
Balance – December 31, 2016	7.6	13.6	13.7	18.1	20.0	8.9	81.9
Reclamation expenditures	(0.1)	-	(0.1)	(0.6)	-	-	(0.8)
Unwinding of discount	0.1	0.2	0.3	0.1	0.4	0.2	1.3
Revisions to expected cash flows	3.4	0.3	(0.3)	1.6	37.6	(0.5)	42.1
Foreign exchange movement	0.7	-	1.1	1.7	1.9	0.7	6.2
Less: amounts reclassified as held for sale	-	-	(14.7)	-	-	-	(14.7)
Balance – September 30, 2017	11.7	14.1	-	20.9	59.9	9.3	115.9
Less: current portion of closure costs (Note 5)	-	-	-	(0.6)	-	-	(0.6)
Non-current portion of closure costs	11.7	14.1	-	20.3	59.9	9.3	115.3

Each period the Company reviews cost estimates and other assumptions used in the valuation of the obligations at each of its mining properties and development properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the obligation. The fair values of the obligations are measured by discounting the expected cash flows using a discount factor that reflects the risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an obligation is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; obligations realized through additional ore bodies mined; changes in the quantities of material in reserves and a corresponding change in the Life of Mine (“LOM”); changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. The fair value of an obligation is recorded when it is incurred.

For the nine months ended September 30, 2017, the Company updated the reclamation and closure cost obligations for each of its mine sites. The impact of these assessments was an increase of $42.1 million (nine months ended September 30, 2016 – $10.2 million), which primarily related to the Rainy River project. Key drivers of the Rainy River liability increase of $37.6 million include advancement of the processing plant site area, construction of tailings management area, placement of mine rock and other additional obligations related to significant project advancement achieved during the period as the project continued to advance to commercial production.

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15. Supplemental cash flow information

Supplemental cash flow information (included within operating activities) is as follows:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
Change in non-cash operating working capital
Trade and other receivables	5.3	5.8	16.6	7.2
Inventories	(2.4)	(9.1)	(3.8)	(13.2)
Prepaid expenses and other	(1.6)	0.5	-	3.6
Trade and other payables	5.0	(4.7)	1.7	(2.4)
Total change in non-cash operating working capital	6.3	(7.5)	14.5	(4.8)

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
other Non-cash adjustments
Unrealized loss (gain) on share purchase warrants	-	0.8	(1.2)	1.3
Unrealized loss on concentrate contracts	4.4	2.4	3.3	0.4
Equity settled share-based payment expense	0.9	1.4	3.2	4.5
Gain on disposal of assets	-	(0.7)	(0.1)	(0.2)
Settlement and loss (gain) on revaluation of gold price option contracts	1.3	(2.4)	14.2	0.9
Other non-cash adjustments	(0.2)	-	(0.2)	(1.4)
Unrealized (gain) loss on gold stream obligation	(0.2)	8.9	4.8	34.4
Unrealized loss on copper forward contracts	5.9	-	4.7	-
Total other non-cash adjustments	12.1	10.4	28.7	39.9

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16. Segmented information

(a) Segment revenues and results

The Company manages its reportable operating segments by operating mines, development projects and exploration projects. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended September 30, 2017
(in millions of U.S. dollars)	New Afton	Mesquite	Cerro San Pedro	Corporate	Other(1)	Discontinued Operations(3)	Total
Operating segment results
Gold revenues	24.0	49.5	10.0	-	-	-	83.5
Copper revenues	55.4	-	-	-	-	-	55.4
Silver revenues	1.0	-	2.6	-	-	-	3.6
Total revenues(2)	80.4	49.5	12.6	-	-	-	142.5
Operating expenses	28.0	28.9	13.4	-	-	-	70.3
Depreciation and depletion	35.1	13.7	1.9	-	-	-	50.7
Earnings (loss) from mine operations	17.3	6.9	(2.7)	-	-	-	21.5
Corporate administration	-	-	-	5.4	-	-	5.4
Share-based payment expenses	-	-	-	3.1	-	-	3.1
Exploration and business development	0.7	-	-	0.2	1.0	-	1.9
Income (loss) from operations	16.6	6.9	(2.7)	(8.7)	(1.0)	-	11.1
Finance income	-	-	0.2	0.1	-	-	0.3
Finance costs	(0.3)	(0.1)	-	2.7	(0.4)	-	1.9
Other gains (losses)	2.6	(1.4)	(0.3)	7.3	15.6	-	23.8
Earnings (loss) before taxes	18.9	5.4	(2.8)	1.4	14.2	-	37.1
Income tax (expense) recovery	(15.2)	(2.9)	(0.4)	8.1	2.5	-	(7.9)
Earnings (loss) from continuing operations	3.7	2.5	(3.2)	9.5	16.7	-	29.2
Loss from discontinued operations, net of tax	-	-	-	-	-	(2.2)	(2.2)
Net earnings (loss)	3.7	2.5	(3.2)	9.5	16.7	(2.2)	27.0

1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended September 30, 2017.
3.	Refer to Note 12 for further information on discontinued operations.

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Nine months ended September 30, 2017
(in millions of U.S. dollars)	New Afton	Mesquite	Cerro San Pedro	Corporate	Other(1)	Discontinued Operations(4)	Total
Operating segment results
Gold revenues	71.2	145.7	32.6	-	-	-	249.5
Copper revenues	150.4	-	-	-	-	-	150.4
Silver revenues	3.1	-	7.9	-	-	-	11.0
Total revenues(2)	224.7	145.7	40.5	-	-	-	410.9
Operating expenses	82.4	81.8	39.8	-	-	-	204.0
Depreciation and depletion	103.5	41.2	5.1	-	-	-	149.8
Earnings (loss) from mine operations	38.8	22.7	(4.4)	-	-	-	57.1
Corporate administration	-	-	-	18.8	-	-	18.8
Share-based payment expenses	-	-	-	6.9	-	-	6.9
Exploration and business development	1.1	-	-	0.4	3.6	-	5.1
Income (loss) from operations	37.7	22.7	(4.4)	(26.1)	(3.6)	-	26.3
Finance income	-	-	0.2	0.7	-	-	0.9
Finance costs	(0.8)	(0.3)	(0.3)	1.5	(0.6)	-	(0.5)
Other gains (losses)(3)	11.4	(6.6)	(2.0)	1.9	59.5	-	64.2
Earnings (loss) before taxes	48.3	15.8	(6.5)	(22.0)	55.3	-	90.9
Income tax (expense) recovery	(11.1)	(6.8)	-	3.4	1.5	-	(13.0)
Earnings (loss) from continuing operations	37.2	9.0	(6.5)	(18.6)	56.8	-	77.9
Earnings from discontinued operations, net of tax	-	-	-	-	-	9.7	9.7
Net earnings (loss)	37.2	9.0	(6.5)	(18.6)	56.8	9.7	87.6

1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the nine months ended September 30, 2017.
3.	Other gains (losses) include foreign exchange revaluation, and a $33.0 million gain on the disposal of the El Morro stream.
4.	Refer to Note 12 for further information on discontinued operations.

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Three months ended September 30, 2016(3)
(in millions of U.S. dollars)	New Afton	Mesquite	Cerro San Pedro	Corporate	Other(1)	Discontinued Operations(4)	Total
Operating segment results
Gold revenues	25.8	25.8	20.3	-	-	-	71.9
Copper revenues	38.2	-	-	-	-	-	38.2
Silver revenues	1.4	-	3.7	-	-	-	5.1
Total revenues(2)	65.4	25.8	24.0	-	-	-	115.2
Operating expenses	23.8	12.1	17.8	-	-	-	53.7
Depreciation and depletion	33.6	6.6	3.1	-	-	-	43.3
Earnings (loss) from mine operations	8.0	7.1	3.1	-	-	-	18.2
Corporate administration	-	-	-	4.9	-	-	4.9
Share-based payment expenses	-	-	-	2.0	-	-	2.0
Exploration and business development	0.8	0.4	-	0.2	(0.8)	-	0.6
Income (loss) from operations	7.2	6.7	3.1	(7.1)	0.8	-	10.7
Finance income	-	-	-	0.2	-	-	0.2
Finance costs	(0.1)	-	(0.2)	(0.7)	-	-	(1.0)
Other (losses) gains	(3.8)	1.0	-	(12.7)	(2.0)	-	(17.5)
Earnings (loss) before taxes	3.3	7.7	2.9	(20.3)	(1.2)	-	(7.6)
Income tax recovery (expense)	7.2	(0.4)	(0.3)	6.3	(4.4)	-	8.4
Earnings (loss) from continuing operations	10.5	7.3	2.6	(14.0)	(5.6)	-	0.8
Earnings from discontinued operations, net of tax	-	-	-	-	-	3.3	3.3
Net earnings (loss)	10.5	7.3	2.6	(14.0)	(5.6)	3.3	4.1

1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended September 30, 2016.
3.	Prior period comparatives have been revised as per note 2(c).
4.	Refer to Note 12 for further information on discontinued operations.

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					Nine months ended September 30, 2016(3) )1
(in millions of U.S. dollars)	New Afton	Mesquite	Cerro San Pedro	Corporate	Other(1)	Discontinued Operations(4)	Total
Operating segment results
Gold revenues	83.8	95.0	63.4	-	-	-	242.2
Copper revenues	125.1	-	-	-	-	-	125.1
Silver revenues	3.4	-	11.4	-	-	-	14.8
Total revenues(2)	212.3	95.0	74.8	-	-	-	382.1
Operating expenses	76.5	46.2	58.6	-	-	-	181.3
Depreciation and depletion	113.0	25.4	4.6	-	-	-	143.0
Earnings (loss) from mine operations	22.8	23.4	11.6	-	-	-	57.8
Corporate administration	-	-	-	16.5	-	-	16.5
Share-based payment expenses	-	-	-	7.8	-	-	7.8
Exploration and business development	1.4	0.4	-	0.3	(0.5)	-	1.6
Income (loss) from operations	21.4	23.0	11.6	(24.6)	0.5	-	31.9
Finance income	-	-	-	0.7	-	-	0.7
Finance costs	(0.5)	(0.3)	(0.5)	(7.0)	(0.1)	-	(8.4)
Other gains (losses)	8.0	(0.3)	(2.7)	(32.6)	9.3	-	(18.3)
Earnings (loss) before taxes	28.9	22.4	8.4	(63.5)	9.7	-	5.9
Income tax recovery (expense)	2.4	(2.9)	(1.7)	14.4	(3.2)	-	9.0
Earnings (loss) from continuing operations	31.3	19.5	6.7	(49.1)	6.5	-	14.9
Earnings from discontinued operations, net of tax	-	-	-	-	-	0.6	0.6
Net earnings (loss)	31.3	19.5	6.7	(49.1)	6.5	0.6	15.5

1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the nine months ended September 30, 2016.
3.	Prior period comparatives have been revised as per note 2(c).
4.	Refer to Note 12 for further information on discontinued operations

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(b) Segmented assets and liabilities

The following table presents the segmented assets and liabilities:

	Total assets		Total liabilities		Capital expenditure(1)
	As at September 30	As at December 31	As at September 30	As at December 31	Nine months ended September 30
(in millions of U.S. dollars)	2017	2016(3)	2017	2016(3)	2017	2016(3)
Segmented assets and liabilities
New Afton	889.1	961.5	135.4	128.4	33.6	30.5
Mesquite	485.9	513.3	130.7	139.9	8.9	33.7
Peak Mines	-	171.0	-	64.4	-	-
Cerro San Pedro	51.9	60.5	32.4	29.8	0.7	0.8
Rainy River	2,013.6	1,505.1	573.9	545.6	416.0	320.5
Blackwater	559.4	547.9	54.8	55.6	8.9	7.0
Other(2)(5)	175.6	173.9	991.4	896.0	0.4	1.7
	4,175.5	3,933.0	1,918.6	1,859.8	468.5	394.2
Assets and liabilities held for sale and capital expenditures from discontinued operations(4)	145.7	-	69.1	-	21.6	8.0
Total assets, liabilities and capital expenditures	4,321.2	3,933.0	1,987.7	1,859.8	490.1	402.2

1.	Capital expenditure per consolidated statement of cash flows.
2.	Other includes corporate balances, exploration properties and the El Morro gold stream asset.
3.	Prior-year period comparatives have been revised as per note 2(c).
4.	Refer to Note 12 for further information on assets and liabilities held for sale.
5.	Other includes Peak Mines’ cash and cash equivalents, which do not form part of the net assets held for sale.

17. Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers among Levels 1, 2 and 3 during the nine months ended September 30, 2017 or the year ended December 31, 2016. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

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Valuation methodologies for Level 2 and 3 financial assets and liabilities:

Provisionally priced contracts and gold and copper swap contracts

The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

Gold option contracts and copper forward contracts

The fair value of the gold option contracts and copper forward contracts are calculated using the mark-to-market method based on fair value prices obtained from the counterparties of the gold option contracts and copper forward contracts.

Gold stream obligation

The fair value of the gold stream obligation is calculated using the risk-free interest rate derived from the fifteen-year U.S Treasury rate, forward metal prices, company specific credit spread based on the yield on the Company’s 2025 Senior Unsecured Notes, and expected gold and silver ounces to be delivered from the Rainy River project life of mine model.

Performance share units (PSU)

The fair value of the PSU liability is calculated using the quantity of base options subject to cash settlement, the weighted-average three-year achieved performance ratio (calculated using the annualized return of the Company’s share price compared to the annualized return of the S&P Global Gold Index) and the expected share price at the end of the vesting period based on analyst consensus on the future share price.

The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:

		As at September 30, 2017		As at December 31, 2016
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Loans and receivables at amortized cost		207.1		185.9
Trade and other receivables	Loans and receivables at amortized cost		32.2		41.6
Provisionally priced contracts	Financial instruments at FVTPL	2	(0.8)	2	4.5
Gold and copper swap contracts	Financial instruments at FVTPL	2	(2.5)	2	(9.0)
Gold price options	Financial Instruments at FVTPL	2	0.3	2	17.6
Investments	Financial instruments at FVTPL	1	1.1	1	1.1
Copper forward contracts	Financial instruments at FVTPL	2	-	2	0.3
FINANCIAL LIABILITIES
Trade and other payables(1)	Financial liabilities at amortized cost		149.1		168.3
Long-term debt	Financial liabilities at amortized cost		977.0		889.5
Warrants	Financial Instruments at FVTPL	1	-	1	1.3
Gold stream obligation	Financial Instruments at FVTPL	3	257.2	3	246.5
Diesel swap contracts	Financial liability at fair value through OCI	2	-	2	0.1
Performance share units	Financial Instruments at FVTPL	3	4.0	3	2.1
Restricted share units	Financial instruments at FVTPL	1	2.7	1	0.9
Copper forward contracts	Financial instruments at FVTPL	2	4.4	2	-

1.	Trade and other payables exclude the short-term portion of reclamation and closure cost obligations, copper forward contracts and the short-term portion of the gold stream obligation.

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The carrying values and fair values of the Company’s financial instruments are as follows:

As at September 30, 2017			As at December 31, 2016
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	207.1	207.1	185.9	185.9
Trade and other receivables	32.2	32.2	41.6	41.6
Provisionally priced contracts	(0.8)	(0.8)	4.5	4.5
Gold and copper swap contracts	(2.5)	(2.5)	(9.0)	(9.0)
Investments	1.1	1.1	1.1	1.1
Gold price options	0.3	0.3	17.6	17.6
Copper forward contracts	-	-	0.3	0.3
FINANCIAL LIABILITIES
Trade and other payables(1)	149.1	149.1	168.3	168.3
Long-term debt	977.0	1,036.6	889.5	920.0
Gold stream obligation	257.2	257.2	246.5	246.5
Share purchase warrants	-	-	1.3	1.3
Diesel swap contracts	-	-	0.1	0.1
Performance share units	4.0	4.0	2.1	2.1
Restricted share units	2.7	2.7	0.9	0.9
Copper forward contracts	4.4	4.4	-	-

1.	Trade and other payables exclude the short-term portion of reclamation and closure cost obligation, copper forward contracts and the short-term portion of the gold stream obligation.

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18. Commitments and contingencies

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At September 30, 2017, these commitments totalled $53.5 million, $44.5 million of which is expected to fall due over the next 12 months. This compares to commitments of $130.2 million as at December 31, 2016, $103.2 million of which was expected to fall due over the upcoming year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

19. Subsequent events

The Company achieved commercial production at Rainy River in mid-October, 2017. Commercial production is defined as achieving 60% design capacity of 21,000 tonne per day over a 30-day period. From an accounting perspective, the Company will recognize commercial production effective November 1, 2017, being the first day of the month following satisfaction of the commercial production criteria. Effective this date, Rainy River’s stockpiled ore will be reclassified from Mineral Interests to Inventory, assets capitalized to Mineral Interests will be componentized into asset classes, depreciation and depletion will commence, and revenue and operating expenses will be recognized through profit and loss.

38